ORGANIGRAM GLOBAL

FISCAL 2025

Organigram Global Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For the year ended September 30, 2025 and 2024

INTRODUCTION
This Management’s Discussion and Analysis dated December 16, 2025 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Global Inc. (together with its subsidiaries, the “Company”, "Organigram", "we", "us", or "our") for the years ended September 30, 2025 ("Fiscal 2025") and September 30, 2024 ("Fiscal 2024"), including the accompanying notes thereto. References to "Q4 Fiscal 2025" are to the three-month period beginning July 1, 2025, and ending September 30, 2025. References to "Q4 Fiscal 2024" are to the three-month period beginning July 1, 2024, and ending September 30, 2024.

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

Refer to the cautionary statements regarding forward-looking information and non-IFRS measures found at the end of this MD&A.

BUSINESS OVERVIEW
NATURE OF THE COMPANY’S BUSINESS
Organigram is a licensed cannabis cultivator and producer of consumer packaged goods containing cannabis. The Company manufactures and distributes cannabis products to wholesale and retail channels in Canada, exports to international jurisdictions, and distributes hemp-derived tetrahydrocannabinol ("THC") beverages and edibles in the U.S.

Organigram operates five facilities across Canada:

Moncton Campus (Indoor Cultivation and Manufacturing)
The Moncton Campus is home to our 500,000+ square foot state-of-the-art flagship facility, which features three-tiered, strain-specific grow rooms with the ability to control critical environmental factors specific to the needs of each strain. The facility's capabilities include extraction, cannabinoid testing, and automated production and packaging lines. We have invested in cost-effective seed-based production, which contributes to efficiency through faster room turns, lower plant care, and higher yields.

Winnipeg Facility (Ingestible Products Manufacturing)
The Winnipeg Facility is a purpose-built, highly automated 51,000 square-foot ingestibles manufacturing facility capable of producing up to 48 million gummies annually. The Company's newly commissioned beverage manufacturing line is capable of producing up to 2.6 million beverage cans annually, but is not yet operational. The facility also contains specialized manufacturing equipment for the Company's FASTTM (Fast Acting Soluble Technology) nanoemulsion technology ("FASTTM") used in some of its ingestible products.

Lac-Supérieur Facility (Hash/Concentrates and Premium Flower)
The Lac-Supérieur Facility is a greenhouse facility which provides a strategic footprint in Quebec, spans 33,000 square feet of space, and is equipped to produce 2,400 kg of premium flower and over 2 million packaged units of hash annually.

Aylmer Facility (Extraction and Manufacturing)
The Aylmer Facility houses advanced extraction and manufacturing capabilities, including hydrocarbon and CO2 extraction refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production.

London Facility (Warehousing and Distribution)
The London Facility is a centralized warehouse distribution hub in Ontario, Canada's most populous province. The facility supports growing demand for Organigram's products, optimizes fulfillment, and reduces the cost and complexity of shipping products from the Moncton Campus to Central and Western Canada.

As of the end of Fiscal 2025, Organigram held the #1 market share position in the Canadian recreational cannabis market1.

STRATEGY
Our corporate strategy is to leverage our strengths in innovation, consumer focus, efficiency, and market expansion to profitably drive global growth and shareholder value.

1. Innovation
We are committed to maintaining a culture of innovation and have a track record of launching differentiated products that quickly capture market share.
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of September 30, 2025.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    1

Organigram maintains a Product Development Collaboration (“PDC”) with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT"), its largest institutional shareholder and a leading multi-category consumer goods company, to develop next-generation cannabis products. Through the PDC we established a Centre of Excellence (“CoE”) at the Moncton Campus where we are licensed to conduct research on cannabis. Under Organigram's PDC agreement with BAT dated March 10, 2021 (the "PDC Agreement"), Organigram holds a worldwide, royalty-free, sub-licensable, perpetual license to all intellectual property developed through the PDC, exclusive in Canada and non-exclusive internationally. Both companies contribute scientists, researchers, and product developers to the CoE, which is jointly governed by a steering committee composed of equal representation from Organigram and BAT.

2. Consumer Focus
We maintain a diversified brand and product portfolio with competitive pricing that is aligned with evolving consumer preferences which we monitor through consumer and market research and social engagement.

3. Efficiency
We continue to reduce costs and improve scalability and margins through ongoing investments in facility automation, cultivation practices (including seed-based cultivation), and logistics efficiency, particularly at our London Facility.

4. Market Expansion
Organigram is committed to expanding its market presence through both organic growth and strategic diversification. Our key initiatives have included:
•Domestic expansion: acquisitions of cannabis cultivation and production facilities across Ontario, Québec, and Manitoba, enabling participation in all major Canadian product categories.
•International exports: shipments of bulk cannabis to Germany, Australia, and the United Kingdom (UK), strengthening Organigram’s position as a reliable global supplier.
•Strategic partnership with BAT: completion of a $124.6 million follow-on equity investment by BAT (the "Follow-on BAT Investment"), and creation of the Jupiter Pool to fund international growth opportunities, with initial investments in Steady State LLC (d/b/a Open Book Extracts ("OBX") (U.S.) and Sanity Group GmbH ("Sanity Group") (Germany).
•U.S. market entry: expansion into evolving hemp-derived THC beverages and edibles through the acquisition of Collective Project Limited ("CPL") and launch of "happly", a lifestyle edibles brand focused on consumer mood states and functional ingredients.2

OUTLOOK
Market Size & Industry Trends
The Company maintains a positive outlook on the cannabis industry, both in Canada and internationally. Recreational cannabis sales in Canada are expected to total $6.4 billion in calendar 20283.

The Canadian market is stabilizing after years of oversupply and pricing pressure. Stabilization has been driven by consolidation, reduced capacity, and the absorption of supply by increased international demand. To address continued increases in international demand, several licensed producers ("LPs") have announced capacity expansion projects. Consumer preferences continue to evolve with sustained demand for high-THC, value-format flower, and rapid growth in the infused pre-roll category.

Regulatory scrutiny has intensified, particularly around inflated THC potency labeling, prompting initiatives by the Ontario Cannabis Store, Health Canada, and the Cannabis Standards Alliance of Canada to establish consistent testing and enforcement.

In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell, wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026.

LPs are increasingly seeking growth in international markets to increase their revenues and margins, and to solidify Canada's strong reputation abroad for producing high quality cannabis products.

Certain international markets comprise the majority of demand for Canada's cannabis exports. Of the 37,223 kilograms of dried cannabis flower imported into Germany in the first three months of calendar 2025, about half, 16,057 kg, were from Canada and
2 See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A.
3 October, 2025 data from BDS Analytics, Inc. (BDSA).
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    2

from October 2018 to September 2024 (most recently available data), there were 295,933 kg of cannabis and 52,662 L of cannabis oil exported from Canada to markets like Australia, Israel, Germany, and the UK.4

Business Outlook
We expect to continue our revenue expansion through a combination of organic growth and M&A. Organic growth is anticipated to be supported by a strong innovation pipeline, improving cannabis quality, higher potency, and the commercialization of our FASTTM nanoemulsion technology in ingestible formats. M&A is expected to focus primarily on international opportunities that allow Organigram to build upon its growing international sales and support branded product sales in international markets. We also regularly evaluate opportunities in Canada that may strengthen our competitiveness.

In Fiscal 2025, Organigram achieved significantly higher international sales compared to Fiscal 2024, as well as efficiencies in production, manufacturing, and logistics, driving adjusted gross margin5 growth, and adjusted gross margin of 38% in Q4 Fiscal 2025. Assuming the Company continues to have a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nanoemulsion technology in ingestible formats, and receipt of the EU-GMP certification, the Company anticipates net revenue to exceed $300 million in Fiscal 2026, and expects adjusted gross margin5 to outpace the rate achieved in Fiscal 2025. The Company also anticipates adjusted EBITDA5 to surpass Fiscal 2025 levels and to generate positive free cash flow in Fiscal 20265, with capital expenditures expected to be less than $10 million.

The Company previously estimated Free Cash Flow5 (as defined below) to be positive for Q4 Fiscal 2025. The Company had Free Cash Flow5 of $(688) in Q4 Fiscal 2025, which was slightly lower than projected primarily due to higher investment in working capital than previously planned. The Company previously estimated full-year Fiscal 2025 cash flow from operations to be positive, and at or near breakeven before working capital changes. In Q4 Fiscal 2025 cash flow from operations was $(1,452), and $3,113 before working capital changes. In Fiscal 2025 cash flow from operations was $(7,591), and $(5,468) before working capital changes, primarily driven by investments in working capital, expenditures associated with the Company's ERP project, and acquisition related expenses.

Consistent with industry trends, our fourth fiscal quarter is typically one of the strongest of the year, reflecting heightened consumer activity and retailer replenishment ahead of the holiday period. This is usually followed by a seasonal slowdown in the first quarter before the market resumes its normal growth trajectory.

Our business outlook is subject to a number of assumptions and risk factors as further outlined in the Cautionary Statement Regarding Forward-Looking Information section of this MD&A.

International Market
The Company's international sales have increased since the first quarter of Fiscal 2024. As a result of initiatives aimed toward diversifying its international customer base, initiating branded sales outside of Canada, and establishing a foothold in the growing German cannabis market through a $21 million investment in Sanity Group. Organigram anticipates continued expansion of its international revenue, supported in part by the expected European Union Good Manufacturing Practice ("EU-GMP") certification of its Moncton Facility. The Company completed its EU-GMP audit in November 2024, has provided additional information to the regulator in October 2025, and is awaiting confirmation of certification or any required next steps.

Organigram serves a diverse international medical cannabis customer base in Australia, Germany, and the UK. The Company has also completed strategic investments in two U.S.-based companies, OBX and Phylos Bioscience Inc. ("Phylos"). Further, through its acquisition of CPL and launch of happly, Organigram currently participates in the hemp-derived beverages and edibles segments in the U.S. and is continuing to monitor and prepare to respond to the regulatory developments in this space6.

We continue to monitor and evaluate opportunities in regulated recreational and medical markets outside of Canada, with a focus on the U.S., Europe, and Australia.

Future international shipments are subject to the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchasers' regulatory authority.

Jupiter Investment Pool
International expansion initiatives are expected to be supported by the $124.6 million Follow-on BAT Investment, with $83 million of the Follow-on BAT Investment earmarked for the Jupiter Pool. To date, approximately $23 million has been deployed from the Jupiter Pool to fund investments by Organigram in OBX and Sanity Group (see "Jupiter Strategic Investments" below). As of
4Source:https://stratcann.com/other/canadian-cannabis-continues-to-dominate-german-medical-market/#:~:text=Canada%20was%20again%20the%20largest,16%2C057%20kg%2C%20were%20from%20Canada.
5Adjusted gross margin, adjusted EBITDA and Free Cash Flow are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures", "Financial Results and Review of Operations", and "Balance Sheet, Liquidity and Capital Resources" in this MD&A.
6See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    3

September 30, 2025, $59 million (being the remaining portion of the Jupiter Pool funds) is available to support continued expansion into the U.S. and other international markets in compliance with applicable laws.
As of September 30, 2025, the Company has access to $10 million of previously restricted funds pursuant to a temporary waiver granted by BAT. The waiver permits use of these funds for general purposes through November 8, 2026, after which the original restrictions are reinstated. The Company has classified these funds as unrestricted cash based on the terms and substance of the arrangement.

Jupiter Strategic Investments
On March 26, 2024, the Company completed its inaugural Jupiter Pool investment with a US $2 million investment into U.S.-based OBX.

On June 25, 2024, the Company completed its first European strategic investment, with an approximate $21 million investment into the German medical company, Sanity Group.

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-2025	Q4-2024	CHANGE	% CHANGE
Financial Results
Net revenue	$80,061	$44,698	$35,363	79%
Cost of sales	$52,053	$30,907	$21,146	68%
Gross margin before fair value adjustments	$28,008	$13,791	$14,217	103%
Gross margin % before fair value adjustments(1)	35%	31%		4%
Operating expenses	$30,649	$16,859	$13,790	82%
Other expense (income)	$42,914	$5,760	$37,154	645%
Adjusted EBITDA(2)	$9,843	$5,860	$3,983	68%
Net loss	$(37,964)	$(5,433)	$32,531	599%

Net cash provided by operating activities before working capital changes	$3,113	$1,191	$1,922	161%
Net cash (used in) provided by operating activities	$(1,452)	$8,893	$(10,345)	nm

Adjusted Gross Margin on total net revenue(2)	$30,578	$16,543	$14,035	85%
Adjusted Gross Margin % on total net revenue(2)	38%	37%		1%
Note (1):    Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.
Note (2):    Adjusted EBITDA, adjusted gross margin and adjusted gross margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

For Q4 Fiscal 2025, the Company reported $80,061 in net revenue. Of this amount $66,415 (83%) was attributable to sales to the recreational cannabis market, $9,520 (12%) to the international market, and $4,126 (5%) to other revenues. Q4 Fiscal 2025 net revenue increased 126%, or $44,705, from Q4 Fiscal 2024 net revenue of $44,698. The increase was primarily driven by higher recreational and international sales, as well as the contribution from the acquisition of Motif Labs Ltd. ("Motif").

COST OF SALES
Cost of sales for Q4 Fiscal 2025 increased to $52,053 compared to $30,907 in Q4 Fiscal 2024, primarily due to an increase in net revenue of 126% in Q4 Fiscal 2025 compared to Q4 Fiscal 2024. Included in Q4 Fiscal 2025 cost of sales are $2,570 of inventory provisions for unsalable inventories. In Q4 Fiscal 2024 the Company had inventory provision adjustments of $2,752.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for Q4 Fiscal 2025 of $28,008, or 35% as a percentage of net revenue, compared to $13,791 or 31% as a percentage of net revenue, in Q4 Fiscal 2024. The increase in gross margin before fair value adjustments, as a percentage of net revenue, is primarily driven by a higher proportion of international sales with stronger margins, lower cost of sales per unit achieved through greater scale and operating efficiencies (including but not limited to an improvement in yields), and reduced inventory provisions and net realizable value adjustments.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    4

Adjusted gross margin7 for Q4 Fiscal 2025 was $30,578, or 38% as a percentage of net revenue, compared to $16,543 or 37%, in Q4 Fiscal 2024, an increase of $14,813.

OPERATING EXPENSES

	Q4-2025	Q4-2024	CHANGE	% CHANGE

General and administrative	$17,619	$9,470	$8,149	86%
Sales and marketing	8,946	4,756	4,190	88%
Research & development	3,151	1,667	1,484	89%
Share-based compensation	933	966	(33)	(3)%
Total operating expenses	$30,649	$16,859	$13,790	82%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $17,619 increased from the Q4 Fiscal 2024 expenses of $9,470 primarily due to higher depreciation and amortization resulting from the acquisitions of Motif and CPL, as well as increased implementation expenses related to the Company's enterprise resource planning ("ERP") system. General and administrative expenses represented 22% of net revenue in Q4 Fiscal 2025 compared to 21% in Q4 Fiscal 2024.

SALES AND MARKETING
Sales and marketing expenses of $8,946 increased from Q4 Fiscal 2024 expenses of $4,756. The increase primarily reflects the addition of Motif and CPL-related expenses, which were not present in Q4 Fiscal 2024. Higher investments in advertising, promotions, and trade marketing also contributed to the year-over-year increase. Sales and marketing expenses as a percentage of net revenue remained flat at 11% in both Q4 Fiscal 2025 and Q4 Fiscal 2024.

RESEARCH AND DEVELOPMENT
Research and development costs of $3,151 increased from the Q4 Fiscal 2024 costs of $1,667 primarily due to lower scientific research and experimental development (SR&ED) credits and increased activity.

SHARE-BASED COMPENSATION
Share-based compensation expense of $933 remained flat compared to Q4 Fiscal 2024..

OTHER (INCOME) / EXPENSES

	Q4-2025	Q4-2024	CHANGE	% CHANGE

Investment income, net of financing costs	(73)	(960)	887	92%
Acquisition and transaction costs	448	74	374	505%
Share of loss (including impairment) from investments in associates	—	4,895	(4,895)	(100)%
Loss on disposal of property, plant and equipment	9	24	(15)	(63)%
Change in fair value of contingent consideration	(6,453)	—	(6,453)	nm
Share issue costs allocated to derivative liabilities and preferred shares	—	269	(269)	100%
Change in fair value of derivative liabilities, preferred shares and other financial assets	49,370	1,642	47,728	2,907%
Other non-operating income	(387)	(184)	(203)	110%
Total other income	$42,914	$5,760	$37,154	645%

INVESTMENT INCOME, NET OF FINANCING COSTS
Investment income (net of financing costs) of $73 decreased from Q4 Fiscal 2024 of $960, primarily due to a lower cash balance in the current period.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs of $448 increased from Q4 Fiscal 2024 of $74, primarily driven by higher costs associated with the Company's acquisitions and integration activities related to Motif and CPL.
7 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    5

SHARE OF LOSS FROM INVESTMENTS IN ASSOCIATES
In Q4 Fiscal 2024, the Company recognized an impairment loss of $4,773 related to its investment in Hyasynth Biologicals Inc. ("Hyasynth"), This was due to indicators of impairment identified at the time, and the recoverable amount of the investment was determined to be approximately nil. The impairment was recorded in the consolidated statement of operations and comprehensive loss.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $6,453 during Q4 Fiscal 2025 compared to $nil in Q4 Fiscal 2024. The gain in Q4 Fiscal 2025 was due to the revaluation of the contingent liability payable to the former vendors of Motif and CPL.

SHARE ISSUE COSTS
In Q4 Fiscal 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 4,429,740 common shares (the "Common Shares") and 8,463,435 Class A preferred shares ("Preferred Shares"). The transaction costs of $269 incurred in relation to the issuance of Preferred Shares were recognized as an expense in the consolidated statement of operations and comprehensive loss.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a loss of $49,370 during Q4 Fiscal 2025 compared to a loss of $1,642 in Q4 Fiscal 2024. The following are the fair value changes that were recognized in Q4 Fiscal 2025 and Q4 Fiscal 2024:

	0	Q4 Fiscal 2025	0	Q4 Fiscal 2024
Investment in Phylos	$—	$2,132		$(3,661)
Investment in OBX	—	(111)		(175)
Investment in Sanity Group (convertible loan)	—	719		(2,253)
Investment in Sanity Group (common shares)	—	485		(247)
Top-up Rights	—	19,190		3,070
Commitment to fund third tranche of Phylos convertible loan	—	(1)		168
Commitment to issue Preferred Shares	—	—		2,744
Warrants	—	3,107		2,520
Preferred Shares	—	23,849		(524)
	$—	$49,370		$1,642

ADJUSTED EBITDA
Adjusted EBITDA8 was $9,843 in Q4 Fiscal 2025 compared to adjusted EBITDA of $5,860 in Q4 Fiscal 2024. The $3,983 increase in adjusted EBITDA from the comparative period is primarily attributable to higher recreational and international net revenue and the increase in adjusted gross margin9. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of adjusted EBITDA to net loss.

NET LOSS
The net loss was $37,964 in Q4 Fiscal 2025 compared to a net loss of $5,433 in Q4 Fiscal 2024. The increase in net loss of $32,531 year-over-year was primarily due to a higher loss on the change in fair value of derivative liabilities, preferred shares and other financial assets, which increased by $47,728 compared to the comparative period. This increase in loss was partially offset by improved gross margins in Q4 Fiscal 2025, reflecting operational efficiencies, product mix optimization, and ongoing cost-management initiatives.
KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO SEPTEMBER 30, 2025
In July 2025, in response to consumer demand for accessible, high-quality THC beverages, the Company’s launched its e-commerce platform expanding U.S. consumer access to Collective Project beverages across 25 states. The launch represented a milestone in Organigram’s multi-phase U.S. expansion strategy.

In September 2025 the Company released "High Impact, Green Growth: The Economic Footprint of Canada's Cannabis Industry," a national report done in partnership with the Business Data Lab at the Canadian Chamber of Commerce. The report
8 Adjusted EBITDA is a non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
9 Adjusted gross margin is a non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    6

shows that in 2024 Canada’s legal cannabis industry contributed more than $16 billion to national GDP, generating nearly $29 billion in total economic output. To put its economic weight in perspective, cannabis's direct GDP contribution of $8.4 billion in 2024 exceeds that of forestry and logging ($3.4 billion), breweries ($2.6 billion), and wineries and distilleries ($975 million). The sector also supported over 227,000 jobs across the country, including 168,000 direct jobs in cultivation and retail, alongside 59,000 in supply, logistics and professional services. These contributions extend coast-to-coast, demonstrating cannabis’s place as one of Canada’s most significant homegrown industries.

In October 2025 the Company announced the launch of happly, its third U.S. hemp-derived delta-9 brand, created specifically for the growing segment of consumers seeking ‘mindful recreation’ with THC products. The launch of happly follows the Company’s entry into the U.S. hemp-derived THC market with its lineup of Collective Project sparkling juices and Fetch sodas earlier this year.10

In October 2025 the Company announced that Ms. Beena Goldenberg extended her tenure as Chief Executive Officer until November 30, 2025 to support the completion of the Company’s CEO search process.

In November 2025 the Company announced that James Yamanaka, formerly Global Head of Strategy for BAT, has been appointed as the Company's new Chief Executive Officer. Mr. Yamanaka is expected to assume the role effective on or about January 15, 2026. Peter Amirault, Chairman of the board of directors of the Company (the "Board"), was appointed by the Board to serve as Executive Chair on an interim basis effective December 1, 2025, to oversee day-to-day management of the Company until Mr. Yamanaka assumes the CEO role. During this period, Geoff Machum, chair of the Board's Governance, Nominating and Sustainability Committee, will serve as the independent lead director.

10See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    7

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between Fiscal 2025 and Fiscal 2024. Commentary is provided on the pages that follow.

	2025	2024	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$403,024	$247,177	$155,847	63%
Net revenue	$259,183	$159,841	$99,342	62%
Cost of sales	$174,850	$111,390	$63,460	57%
Gross margin before fair value adjustments	$84,333	$48,451	$35,882	74%
Gross margin % before fair value adjustments	33%	30%		3%
Realized fair value on inventories sold and other inventory charges	$(67,125)	$(52,078)	$(15,047)	(29)%
Unrealized gain on changes in fair value of biological assets	$73,008	$51,151	$21,857	43%
Gross margin	$90,216	$47,524	$42,692	90%
Operating expenses	$105,516	$82,280	$23,236	28%
Loss from operations	$(15,300)	$(34,756)	$19,456	57%
Other expenses	$23,229	$10,684	$12,545	117%
Net loss	$(24,759)	$(45,440)	$20,681	(46)%
Net loss per common share, basic	$(0.194)	$(0.477)	$0.283	59%
Net loss per common share, diluted	$(0.194)	$(0.477)	$0.283	59%

Net cash used in by operating activities before working capital changes	$(5,468)	$(11,085)	$5,617	51%
Net cash provided by (used in) operating activities	$(7,591)	$3,872	$(11,463)	nm

Adjusted gross margin(1)	$91,004	$53,934	$37,070	69%
Adjusted gross margin %(1)	35%	34%		1%
Adjusted EBITDA(1)	$21,855	$8,416	$13,439	160%

Financial Position
Working capital	$158,738	$208,897	$(50,159)	(24)%
Inventory and biological assets	$123,954	$82,524	$41,430	50%
Total assets	$562,211	$407,860	$154,351	38%
Non-current financial liabilities(2)	$76,401	$34,439	$41,962	122%
Note (1):    Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note (2):    Non-current financial liabilities exclude non-monetary balances related to contingent consideration, derivative liabilities and deferred income taxes.

NET REVENUE
For Fiscal 2025, the Company recorded net revenue of $259,183 compared to net revenue of $159,841 for Fiscal 2024. Net revenue increased on a period-over-period basis primarily as a result of an increase in recreational revenue and international revenue, as well as the contributions from Motif's sales following the acquisition of Motif, for the period from December 6, 2024 to September 30, 2025.

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for Fiscal 2025 and Fiscal 2024:

	2025	2024	$ CHANGE	% CHANGE
Recreational, net of excise duty	221,551	143,051	78,500	55%
International	26,336	9,651	16,685	173%
Wholesale, medical and other	11,296	7,139	4,157	58%
Total Net Revenue	$259,183	$159,841	$99,342	62%
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    8

COST OF SALES AND GROSS MARGIN
The gross margin for Fiscal 2025 was $90,216 or 35% as a percentage of net revenue, compared to $47,524 or 30% as a percentage of net revenue, for Fiscal 2024. The changes and significant items impacting gross margin in Fiscal 2025 were: (i) higher recreational cannabis revenue; (ii) higher international sales; (iii) lower cultivation and post-harvest costs; and (iv) higher unrealized gains on changes in the fair value of biological assets.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for Fiscal 2025 was $73,008 as compared to $51,151 in Fiscal 2024.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsalable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions and impairment of inventories and biological assets; and (v) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q1-F24	Q2-F24	Q3-F24	Q4-2024	Q1-F25	Q2-F25	Q3-F25	Q4-F25	2025
Net revenue	$36,455	$37,628	$41,060	$44,698	$42,730	$65,600	$70,792	80,061	259,183
Cost of sales before adjustments	25,259	26,019	26,474	28,155	28,451	43,679	46,566	49,483	168,179
Adjusted gross margin	11,196	11,609	14,586	16,543	14,279	21,921	24,226	30,578	91,004
Adjusted gross margin %	31%	31%	36%	37%	33%	33%	34%	38%	35%
Less:
Provisions of inventories and biological assets	1,672	314	628	2,043	13	548	921	1,603	3,085
Provisions to net realizable value	13	33	71	709	151	—	15	967	1,133
Realized fair value on inventories sold from acquisitions	—	—	—	—	—	1,586	867	—	2,453
Gross margin before fair value adjustments	$9,511	$11,262	$13,887	$13,791	$14,115	$19,787	$22,423	$28,008	$84,333
Gross margin % (before fair value adjustments)	26%	30%	34%	31%	33%	30%	32%	35%	33%
Add: Realized fair value on inventories sold and other inventory charges	$(11,923)	$(11,062)	$(13,728)	$(15,365)	$(13,066)	$(14,192)	$(14,461)	$(25,406)	$(67,125)
Unrealized gain on changes in fair value of biological assets	$9,112	$9,400	$13,849	$18,790	$12,765	$12,823	$18,184	$29,236	$73,008
Gross margin(1)	$6,700	$9,600	$14,008	$17,216	$13,814	$18,418	$26,146	$31,838	$90,216
Gross margin %(1)	18%	26%	34%	39%	32%	28%	37%	40%	35%
Note (1):    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

Both adjusted gross margin and gross margin before fair value adjustments have generally improved throughout Fiscal 2024. This improvement is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in fiscal year 2023 and higher recreational cannabis revenue. In Q1 Fiscal 2025, gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets and lower international sales. In Q2 Fiscal 2025, gross margin declined primarily due to the fair value adjustment on inventories acquired through the Motif acquisition and subsequently sold, as required under IFRS. In Q3 Fiscal 2025, gross margin has
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    9

increased primarily due to higher international sales and higher unrealized gain on changes in fair value of biological assets. In Q4 Fiscal 2025, the gross margin increase was driven by a higher proportion of international sales with stronger margins, lower cost of sales per unit achieved through greater scale and operating efficiencies (including but not limited to an improvement in yields), and higher unrealized gain on changes in fair value of biological assets, partially offset by lower margins on domestic white label and B2B sales.

OPERATING EXPENSES

	2025	2024	CHANGE	% CHANGE

General and administrative	$59,499	$44,955	$14,544	32%
Sales and marketing	31,097	19,851	11,246	57%
Research and development	10,945	11,200	(255)	(2)%
Share-based compensation	3,975	6,274	(2,299)	(37)%
Total operating expenses	$105,516	$82,280	$23,236	28%

GENERAL AND ADMINISTRATIVE
For Fiscal 2025, the Company incurred general and administrative expenses of $59,499 compared to $44,955 for Fiscal 2024. The increased expenses mainly relates to higher depreciation and amortization resulting from the acquisitions of Motif and CPL, as well as increased ERP implementation expenses. These expenses as a percentage of net revenue decreased to 23% from 28% in the comparative period.

SALES AND MARKETING
For Fiscal 2025, the Company incurred sales and marketing expenses of $31,097 or 12% of net revenues as compared to $19,851 or 12% of net revenues for Fiscal 2024. The increase in the current period is on account of higher trade investments consistent with the addition of Motif and CPL portfolios and a more competitive retail landscape. As a percentage of net revenue, sales and marketing expenses remained consistent with the prior year at 12%.

RESEARCH AND DEVELOPMENT
Research and development costs of $10,945 for Fiscal 2025 increased from $11,200 in Fiscal 2024. The decrease in expenses mainly relates to reduced activity under the PDC Agreement relative to Fiscal 2024.

SHARE-BASED COMPENSATION
For Fiscal 2025, the Company recognized $3,975, in share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees, compared to $6,274 for Fiscal 2024.

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, and amounts expensed, for Fiscal 2025~~,~~ were $4,217 compared to $7,182 for Fiscal 2024. The decrease in expense is primarily due to immediately vesting equity awards granted in the comparative period to retain talent; no such awards were granted in the current period.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    10

OTHER EXPENSES

	Fiscal 2025	Fiscal 2024	CHANGE	% CHANGE
Investment income, net of financing costs	(1,150)	(3,311)	(2,161)	(65)%
Acquisition and transaction costs	6,580	915	5,665	619%
Share of loss (including impairment) from investments in associates	—	5,284	(5,284)	(100)%
Change in fair value of contingent consideration	(9,743)	(50)	9,693	19,386%
Loss (Gain) on disposal of property, plant and equipment	9	(633)	642	nm
Share issue costs allocated to derivative liabilities	170	937	(767)	(82)%
Change in fair value of derivative liabilities, preferred shares and other financial assets	27,505	7,718	19,787	256%
Other non-operating expense (income)	(142)	(176)	(34)	(19)%
Total other expenses	$23,229	$10,684	$12,545	117%

INVESTMENT INCOME, NET OF FINANCING COSTS
Investment income (net of financing costs) for Fiscal 2025 of $1,150 decreased from the Fiscal 2024 of $3,311, primarily due to a lower cash balance in the current period.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs for Fiscal 2025 of $6,580 increased from the Fiscal 2024 of $915, primarily driven by higher costs associated with the Company's acquisitions and integration activities related to Motif and CPL. Included in these costs are legal and professional advisory fees and employee restructuring costs.

SHARE OF LOSS FROM INVESTMENTS IN ASSOCIATES
During Fiscal 2024, the Company recognized an impairment loss of $4,773 related to its investment in Hyasynth. This was due to indicators of impairment identified at the time, and the recoverable amount of the investment was determined to be approximately nil. The impairment was recorded in the consolidated statement of operations and comprehensive loss.

LOSS (GAIN) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT
During Fiscal 2025, the Company recognized a loss on disposal of property, plant and equipment of $9 compared to gain of $633 in Fiscal 2024. The change in loss (gain) on disposal of property, plant and equipment was primarily as a result of an early termination of one lease agreement in Fiscal 2024, which resulted in a gain of $416.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a loss of $27,505 for Fiscal 2025, compared to a loss of $7,718 for Fiscal 2024. The following are the fair value changes that were recognized in Fiscal 2025 and Fiscal 2024.

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Investment in Phylos	$(3,174)	$(3,227)
Investment in OBX	(374)	(164)
Investment in Sanity Group (convertible loan)	(4,399)	(2,253)
Investment in Sanity Group (common shares)	(1)	(247)
Top-up Rights	22,483	6,208
Commitment to fund third tranche of Phylos convertible loan	(357)	762
Commitment to issue Preferred Shares	(6,937)	7,189
Warrants	(2,266)	(26)
Preferred shares	22,530	(524)
	$27,505	$7,718

NET LOSS
Net loss for Fiscal 2025 was $24,759 or $0.194 per Common Share (basic and diluted), compared to $45,440 or $0.477 per Common Share (basic and diluted) for Fiscal 2024. The decrease in net loss from Fiscal 2024 is primarily due to higher gross margins and a deferred tax recovery that was recorded in Fiscal 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    11

SUMMARY OF QUARTERLY RESULTS

	Q1-F24	Q2-F24	Q3-F24	Q4-2024	Q1-F25	Q2-F25	Q3-F25	Q4-F25
Financial Results
Adult-use recreational cannabis revenue (net of excise)	$34,425	$33,118	$36,467	$38,839	$38,558	$56,658	$59,918	$66,415
Medical international, wholesale and other revenue	$2,030	$4,510	$4,593	$5,859	$4,172	$8,942	$10,874	$13,646
Net revenue	$36,455	$37,628	$41,060	$44,698	$42,730	$65,600	$70,792	$80,061
Net income (loss)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456	$(6,294)	$(37,964)
Net income (loss) per common share, basic	$(0.194)	$(0.297)	$0.027	$(0.050)	$(0.202)	$0.329	$(0.047)	$(0.283)
Net income (loss) per common share, diluted	$(0.194)	$(0.297)	$0.026	$(0.050)	$(0.202)	$0.318	$(0.047)	$(0.283)
Operational Results
Employee headcount (#)	984	987	914	875	1,241	1,150	1,178	1,139

The Company saw a decrease in net revenues in the first quarter of Fiscal 2024. This was followed by a sequential increase in the remaining quarters of Fiscal 2024. In the first quarter of Fiscal 2025, net revenue marginally decreased primarily as a result of lower international sales. In the second quarter of Fiscal 2025, the Company's international sales increased. Additionally, recreational net revenue also increased during this period. In Q3 Fiscal 2025, the Company achieved record net revenue and sequentially higher international sales. In Q4 Fiscal 2025, net revenue was the highest that the Company has reported in the preceding eight quarters.

In the Q1 and Q2 Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In Q3 Fiscal 2024, both net revenue and gross margin increased, resulting in net income. In Q4 Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642. In Q1 Fiscal 2025, the Company's net loss increased, primarily due to increases in fair value losses on derivative liabilities and higher acquisition and transaction costs related to the acquisition of Motif. In Q2 Fiscal 2025, the Company recorded net income of $42,456. This increase compared to the prior quarter is primarily due to higher gross margins and higher gains from changes in the fair value of derivative liabilities, preferred shares, contingent consideration, and other financial assets. In Q3 Fiscal 2025, the Company recorded net loss of $6,294 primarily due to an increase in fair value losses on derivative liabilities and preferred shares. In Q4 Fiscal 2025, the Company's net loss increased, primarily due to increases in fair value losses on derivative liabilities and preferred shares.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS Measure and the Company calculates adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities, preferred shares and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Management believes that adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During the second quarter of Fiscal 2024, management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    12

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q1-F24	Q2-F24	Q3-F24	Q4-2024	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Fiscal 2025
Net (loss) income as reported	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456	$(6,294)	$(37,964)	$(24,759)
Add/(deduct):
Investment income, net of financing costs	(522)	(650)	(1,179)	(960)	(825)	(179)	(73)	(73)	(1,150)
Income tax (recovery) expense	—	(30)	—	30	—	(106)	(9,903)	(3,761)	(13,770)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	3,594	3,130	3,039	3,073	3,387	4,839	4,789	4,960	17,975
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	757	—	—	—	—	—	—	—	—
Share-based compensation (per statement of cash flows)	2,007	1,995	2,087	1,093	1,325	938	1,007	947	4,217
Other (income) expenses	343	12,778	(6,687)	6,646	12,477	(50,728)	13,511	42,539	17,799
Incremental fair value component on inventories sold from acquisitions	—	—	—	—	—	1,586	897	—	2,483
ERP implementation costs	991	173	7	465	744	628	1,217	951	3,540
Acquisition and other transaction costs	590	(170)	421	74	4,504	974	654	448	6,580
Provisions and net realizable value adjustments related to inventory and biological assets	4,496	2,009	578	(673)	465	1,917	(2,787)	(1,260)	(1,665)
Adjusted EBITDA as Previously Reported
Research and development expenditures, net of depreciation	4,387	2,556	2,381	1,545	2,290	2,583	2,676	3,056	10,605
Adjusted EBITDA as previously reported	$893	$(5,284)	$3,465	$5,860	$1,410	$4,908	$5,694	9,843	21,855
Add: Provision for expected credit losses	—	4,239	—	—	—	—	—	—	—
Adjusted EBITDA (revised)	$893	$(1,045)	$3,465	$5,860	$1,410	$4,908	$5,694	9,843	21,855
Divided by: net revenue	36,455	37,628	41,060	44,698	42,730	65,600	70,792	80,061	259,183
Adjusted EBITDA margin % (revised) (non-IFRS measure)	2%	(3)%	8%	13%	3%	7%	8%	12%	8%
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    13

In Q1 Fiscal 2024, the Company's adjusted EBITDA was $893. In Q2 Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1,045 and the decrease in adjusted EBITDA from Q1 Fiscal 2024 was primarily due to increased sales and marketing expenses. In Q3 Fiscal 2024, as a result of higher recreational cannabis revenue and a higher adjusted gross margin resulting from lower cultivation and post-harvest costs, adjusted EBITDA increased to $3,465. In Q4 Fiscal 2024, the Company achieved adjusted EBITDA of $5,860. During Q1 Fiscal 2025, the adjusted EBITDA decreased to $1,410 due to lower international sales. In Q2 Fiscal 2025, the Company's international sales increased and the adjusted EBITDA increased to $4,908. During Q3 Fiscal 2025, the Company's recreational and international sales increased, resulting in an increase in adjusted EBITDA to $5,694. In Q4 Fiscal 2025, continued growth in net revenues and lower costs of production (on a per unit basis), resulted in adjusted EBITDA of $9,843 which was the highest adjusted EBITDA the Company had ever reported in any quarter.

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end Fiscal 2025 and Fiscal 2024:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024	% CHANGE
Cash, restricted cash & short-term investments	$84,420	$133,426	(37)%
Inventories	$106,023	$67,351	57%
Working capital	$158,738	$208,897	(24)%
Total assets	$562,211	$407,860	38%
Total current and long-term debt	$—	$—	—%
Non-current financial liabilities(1)	$76,401	$34,414	122%
Total shareholders' equity	$349,130	$305,989	14%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent consideration, derivative liabilities and deferred income taxes.

On September 30, 2025, the Company had total cash and short term investments of $84,420 compared to $133,426 at September 30, 2024. The decrease is primarily due to cash (net) payments of $65,620 for the acquisitions of Motif and CPL. The funds used to finance these acquisitions were not drawn from the Jupiter Pool.

Management believes its capital position, including access to the $10 million of previously restricted funds pursuant to a temporary waiver granted by BAT, provides sufficient liquidity to fund operations in the near to medium term. The Company's cash balances fluctuate significantly on a quarterly basis due to the timing of excise duty obligations. Management assesses additional financing alternatives regularly, including for strategic growth initiatives. Furthermore, the Company may be able to, if necessary and subject to prevailing market conditions, obtain equity or debt financing through capital markets. Additionally, subject to the restrictions in the amended and restated investor rights agreement dated January 23, 2024 between the Company and BAT, the Company may be able to use its shares as a currency for additional acquisitions. The Common Shares are listed for trading on both the Nasdaq Global Select Market ("NASDAQ") and the Toronto Stock Exchange (the "TSX"), and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on terms acceptable to the Company or at all.

In April 2024, the Company successfully closed an offering of units of the Company for gross proceeds of $28.8 million pursuant to a base shelf prospectus and the corresponding Form F-10 registration statement.

The following highlights the Company’s cash flows during Q4 Fiscal 2025 and Q4 Fiscal 2024:

	Q4-F25	Q4-F24	Fiscal 2025	Fiscal 2024
Cash provided by (used in):
Operating activities	$(1,452)	$8,893	$(7,591)	$3,872
Financing activities	(565)	41,011	39,333	107,779
Investing activities	214	$(5,995)	(81,066)	$(30,803)
Cash provided by (used in)	$(1,803)	$43,909	$(49,324)	$80,848
Cash position
Beginning of period	85,031	105,116	132,605	51,757
End of period	$83,228	$149,025	$83,281	$132,605
Short-term investments	826	821	826	821
Cash and short-term investments	$84,054	$149,846	$84,107	$133,426
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    14

Cash used in by operating activities for Q4 Fiscal 2025 and Fiscal 2025 was $1,452 and $7,591, respectively, compared to cash generated in the Q4 Fiscal 2024 and Fiscal 2024 of $8,893 and $3,872, respectively. The increase in cash used in operating activities is primarily due to higher working capital requirements resulting from increased sales in the current period.

Cash (used in) provided by financing activities for Q4 Fiscal 2025 and Fiscal 2025 was $(565) and $39,333, respectively. In comparison, for Q4 Fiscal 2024 and Fiscal 2024 cash provided by financing activities was $41,011 and $107,779, respectively. For Fiscal 2025 and Fiscal 2024, proceeds from the Follow-on BAT Investment were the primary source of cash provided by financing activities.

Cash (used in) provided by investing activities for Q4 Fiscal 2025 and Fiscal 2025 was $214 and $(81,066), respectively, compared to cash (used in) provided by investing activities of $(5,995) and $(30,803) in Q4 Fiscal 2024 and Fiscal 2024, respectively. The increase in cash used by investing activities for Q4 Fiscal 2025 and Fiscal 2025 is primarily due to the acquisition of subsidiaries, for which the Company paid cash consideration of $65,620.

Free Cash Flow
Free Cash Flow is a Non-IFRS Measure and is calculated by the Company as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Management believes that Free Cash Flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Free Cash Flow in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

	Q4-F25	Q4-F24	Fiscal 2025	Fiscal 2024
Net cash and restricted cash provided by (used in) operating activities	$(1,452)	$8,893	$(7,591)	$3,872
Deduct: Change in property, plant and equipment	764	(1,810)	(17,022)	(4,731)
Free Cash Flow	$(688)	$7,083	$(24,613)	$(859)

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during Q4 Fiscal 2025 and Fiscal 2025.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For Q4 Fiscal 2025 and Fiscal 2025 and for Q4 Fiscal 2024 and Fiscal 2024, the Company's expenses included the following:

Management and Board compensation:

	Q4-F25	Q4-F24	Fiscal 2025	Fiscal 2024
Salaries, bonus and consulting fees	$1,620	$1,743	$5,616	$7,155
Share-based compensation	606	806	2,698	4,620
Total key management compensation	$2,226	$2,549	$8,314	$11,775

During Q4 Fiscal 2025 and Fiscal 2025, nil and nil stock options (Fiscal 2024 – nil and 62,000) were granted to key management personnel with an aggregate fair value of $nil and $nil, respectively (September 30, 2024 – $nil and $123). In addition, during the Q4 Fiscal 2025 and Fiscal 2025, nil and 404,905 RSUs, (September 30, 2024 – 29,762 and 2,175,879), were granted to key management personnel with an aggregate fair value of nil and 1,538,000, respectively (September 30, 2024 – $nil and $4,373). For Q4 Fiscal 2025 and Fiscal 2025, nil and 404,905 PSUs, (September 30, 2024 – nil and 678,717) were issued to key management personnel with an aggregate fair value of $nil and $457, respectively (September 30, 2024 – $nil and $543).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    15

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For Q4 Fiscal 2025 and Fiscal 2025, under the PDC Agreement, BAT incurred $968 and $2,965 (Fiscal 2024 - $504 and $3,708) for direct expenses and the Company incurred $1,289 and $5,421 (Fiscal 2024 - $1,266 and $9,623) of direct expenses and capital expenditures of $nil and $9 (Fiscal 2024 - $nil and $96) related to the CoE, respectively. The Company recorded $1,105 and $4,193 (Fiscal 2024 - $885 and $6,666) of these expenditures in the consolidated statements of operations and comprehensive loss. For Q4 Fiscal 2025 and Fiscal 2025, the Company recorded $nil and $5 (Fiscal 2024 - $nil and $49) of capital expenditures in the consolidated statements of financial position.

During Q4 Fiscal 2025 and Fiscal 2025, BAT did not exercise any Top-up Rights. As at September 30, 2025, there is a receivable balance of $701 (September 30, 2024 - $3,169) from BAT.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

As at September 30, 2025, the Company held financial instruments that are measured at fair value at each reporting date. The valuation of these instruments is performed using various models, which, due to the complexity and nature of the instruments, primarily rely on Level 3 inputs within the fair value hierarchy. These inputs are unobservable and reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the instruments. Refer to Note 19 of the Financial Statements for further information.

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at September 30, 2025 and December 11, 2025:

	SEPTEMBER 30, 2025	DECEMBER 11, 2025
Common shares issued and outstanding	134,461,029	135,004,752
Preferred shares(1)	13,794,163	13,794,163
Options	2,301,674	2,262,196
Warrants	4,450,500	4,450,500
Top-up rights	18,251,858	18,019,383
Restricted share units	2,996,794	2,414,860
Performance share units	1,677,762	1,661,907
Total fully diluted shares	177,933,780	177,607,761
Note 1: The preferred shares are eligible, under certain scenarios, to be converted into common shares equalling 14,456,471 consisting of the original preferred shares of 13,794,163 that convert into one common share and accretion amounts that accrue to the preferred shares at an annual rate of 7.5% per annum. Since the preferred shares were issued under the second and third tranches of the Follow-On BAT Investment, they have collectively accrued 662,308 of additional common share conversion value.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    16

and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsalable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsalable inventories. Refer to Notes 6 and 7 for further information.

2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangible assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions.

3.Share-based payments
In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 for further information.

4.Provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5.Impairment of non-financial assets
The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. Refer to Note 8 for further information.

6.     Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential issuance of Common Shares related to Top-up Rights is classified as a derivative liability and is therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such Top-up Rights at inception, upon each exercise, and at year-end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 12.

7.    Recognition and measurement of preferred shares and derivative financial instrument
In determining the initial and subsequent measurement of the Preferred Shares and relative derivative, management has applied significant judgment and estimation in regards to the fair valuation of the Preferred Shares and related derivative liability. Refer to Notes 12 and 19 for further information.

8.    Recognition and measurement of other financial assets
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In determining the initial and subsequent recognition and measurement of the other financial assets, management has applied significant judgment and estimates including but not limited to determining the appropriate valuation methodology and key inputs. Refer to Notes 11 and 19 for further information.

9.    Business Combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired brands and customer relationships, included: the royalty rate, forecasted revenues, and forecasted cash flows. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

New and amended accounting standards effective for the current year
Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16 Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have an impact on the Company’s consolidated financial statements.

Accounting standards issued but not yet effective
The new and amended standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective.

Amendment to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, and must be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the full potential impact of these amendments on the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
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In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of financial statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified "roles" of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows. These include changing the starting point for determining cash flows from operations under the indirect method from "profit or loss" to "operating profit or loss" and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18 and the amendments to the other standards, are effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently evaluating the potential impact of IFRS 18 on the Company’s consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures and amendment
In May 2024, the IASB issued amendments to IFRS 19, which permits an eligible subsidiary (i.e., a subsidiary without public accountability, whose ultimate or intermediate parent prepares consolidated financial statements under IFRS) to apply reduced disclosure requirements while otherwise applying full IFRS recognition, measurement and presentation requirements.The standard is effective for annual periods beginning on or after January 1, 2027 and may be applied prospectively, with earlier application permitted.

As the Company is not a subsidiary and has public accountability (its shares are publicly traded), it is not eligible to apply IFRS 19 and therefore these amendments are not expected to have any impact on the Company’s consolidated financial statements.

Amendments to IAS 21 - Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025 and must be applied prospectively to foreign-currency items entered into after the date of initial application. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

ACQUISITION OF SUBSIDIARIES
i.Acquisition of Motif
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in the Company's common shares, conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the TSX, within 12 months of the date of the transaction. The acquisition was accounted for as a business combination under IFRS 3. For additional details regarding the accounting treatment of the acquisition, refer to Note 26 of the Financial Statements.

The acquisition of Motif resulted in Organigram becoming the #1 LP in Canada by market share11 and added two purpose-built facilities to its portfolio that are optimized for cannabis extraction, processing, manufacturing, and distribution. Motif's product portfolio is highly complementary to Organigram's, with minimal portfolio overlap.

On April 1, 2025, the Company completed the amalgamation of Motif and it continued as a single legal entity under the name Organigram Inc. Integration efforts are substantially complete, with core systems, operational processes, and organizational structures largely aligned. Management continues to monitor residual integration matters as part of normal operations.

ii.Acquisition of CPL
On March 31, 2025, the Company acquired 100% of the issued and outstanding shares of CPL, a company operating in the cannabis and hemp-derived THC beverage categories, supported by a portfolio of strong owned brands, for upfront consideration of $6 million. CPL's former shareholder is also entitled to receive up to additional consideration of $24 million in contingent consideration, subject to achievement of certain milestone and earnout targets. The acquisition was accounted for as a business
11 Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30
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combination under IFRS 3. For additional details regarding the accounting treatment of the acquisition, refer to Note 26 of the Financial Statements.

Through the Company's acquisition of CPL, the Company entered the cannabis beverage category in Canada and the hemp-derived THC beverage category in the U.S. In Canada, the Company has captured 5.5% of the beverage category12 and intends to further expand in this category by leveraging sales capabilities and the FASTTM nanoemulsion technology. In the U.S., CPL beverages are currently distributed in approximately 25 states through its online DTC platform and retail brick and mortar locations across several states.12
Refer to Note 26 to the Financial Statements for further information.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged PKF O'Connor Davies ("PKF"), the Company's independent registered public accounting firm, to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the year ended September 30, 2025, as well as an opinion on the effectiveness of the Company’s ICFR. PKF, has audited the Company's Financial Statements and has issued an adverse report on the effectiveness of ICFR. PKF‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended September 30, 2025.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of September 30, 2025 under the supervision and with the participation of management, including our Chief Executive Officer who departed subsequent to Fiscal 2025 effective November 30, 2025, and our Executive Chair who is acting in the capacity of Chief Executive Officer effective December 1, 2025 (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as of such date.

LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entities controlled by
12 As of September 30, 2025 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
12See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A.
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the Company but that was scoped out of the evaluation of DCP and ICFR were Motif (acquired effective December 6, 2024), CPL and CPL USA (both acquired effective March 31, 2025).

Excluding goodwill and intangible assets, Motif constitutes approximately $52,485 of the Company’s current assets, $78,093 of total assets, $40,000 of current liabilities and $55,518 of total liabilities as of the acquisition date. During the three months and year ended September 30, 2025, Motif contributed $42,463 and $137,793 in gross revenue to the consolidated results.

Excluding goodwill and intangible assets, CPL constitutes approximately $2,523 of the Company’s current assets, $2,523 of total assets, $1,097 of current liabilities and $5,030 of total liabilities as of the acquisition date. As of the date of this MD&A, the purchase price allocation for CPL has not yet been finalized.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been a change to the Company’s ICFR during the three months ended September 30, 2025 that has materially affected, or is likely to materially affect, the Company’s ICFR. In the fourth quarter of fiscal year 2025, staff turnover among personnel responsible for preparing and reviewing complex spreadsheets related to biological assets and inventory impacted management’s ability to maintain effective operation of applicable controls.

Security and Administration and Monitoring of Service Organizations
With respect to the material weakness related to the information process during Fiscal 2025, the following remedial activities were completed and the material weakness assessed as remediated in Q4 of Fiscal 2025:

•Engaged internal control specialists that assisted management in evaluating internal controls and in designing remediation plans;
•Hired a VP, Information Technology to oversee and enhance the IT department and support the remediation of deficiencies in general IT controls;
•Hired and trained a dedicated resource to review the third-party service organization control reports and assess their impact in relation to the Company’s control environment;
•Remediated certain IT General controls; and
•Remediated the identified deficiencies related to the design, implementation, and operation of certain process-level and financial statement close controls.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2025, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of September 30, 2025.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness:

•Management review controls designed to ensure the completeness and accuracy of complex spreadsheets used in the biological assets and inventory valuation processes, as well as user access rights and related controls over the inventory management application Ample system, were not designed or operating effectively. The material weakness related to the inventory management application Ample system was remediated through the decommissioning of the system application in the first quarter of Fiscal 2026, and the system application is no longer in use.
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STATUS OF REMEDIATION PLAN
The Company was successful in remediating the material weakness related to IT General Controls and made progress in remediating other control deficiencies as discussed above under “Material Changes to Internal Control Over Financial Reporting” as at the end of Fiscal 2025. Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR, and remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weakness is remediated in Fiscal 2026.

The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the first half of Fiscal 2026. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness.

•The Company will continue to streamline complex spreadsheet models related to biological assets and inventory to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets, while continuing to automate processes, and leverage the Company's new inventory costing upgrades in its ERP system.

A component of the material weakness related to the inventory management application Ample system was remediated through the decommissioning of the system application in the first quarter of Fiscal 2026, and the system application is no longer in use.

Following the improvement and remediation of the material weakness related to IT General Controls, senior management has discussed the remaining material weakness with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions, including the third phase of the ERP system, will contribute to the remediation of the material weakness, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weakness, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weakness described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weakness, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weakness identified before the end of Fiscal 2026. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weakness. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at September 30, 2025 approximates $198,827 (September 30, 2024 - $211,306).

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As of September 30, 2025 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
0-90 days	$56,442	$32,349
More than 90 days	12,846	5,502
Gross trade receivables	$69,288	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(5,703)	(5,196)
	$63,585	$32,655

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. As at September 30, 2025, the Company had $28,200 (September 30, 2024 – $106,745) of cash and working capital of $158,738 (September 30, 2024 - $208,897). Further, the Company may access equity capital through the capital markets and may also obtain debt financing, if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$89,247	$89,247	$89,247	$—	$—	$—
Long-term debt	25	25	25	—	—	—
Lease obligations	8,727	11,298	1,584	3,159	2,939	3,616
	$97,999	$100,570	$90,856	$3,159	$2,939	$3,616

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $266 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration risk
The Company’s accounts receivable are primarily due from provincial government agencies (four of which, individually, represented more than 10% of the Company’s revenues during the year ended September 30, 2025), corporations (four of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(vi) Information Systems Risk
The Company’s business operations are managed through a variety of information technology ("IT") systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the
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relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

During fiscal year 2023 and Fiscal 2024, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management.

Phase 3 of the Company’s ERP system has been implemented; however, there remains a risk of post-implementation challenges during the stabilization period, which could adversely affect operational efficiency or internal controls over financial reporting if not effectively managed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Expectations regarding production capacity, including seed-based cultivation, capability of the beverage manufacturing line, facility size, THC content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with BAT;
•Expectations regarding the prospects for the Company’s primary operating subsidiary, Organigram Inc.;
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products, the relative mix of products within the recreational category;
•Changes in legislation related to permitted cannabis types, forms, and potency, and legislation of additional cannabis types and forms for adult use recreational cannabis in Canada, including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around the revenue growth from innovative products, particularly the commercialization of its new FASTTM nanoemulsion technology;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•Expectations regarding the Company's investments in OBX, Phylos and Sanity Group;
•Expectations regarding EU-GMP certification, including successful completion of the audit and timing for the issuance of the certification, if successful;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    24

•Expectations concerning access to capital and liquidity, and the Company’s ability to access the public markets from time to time to fund operational activities and growth;
•Expectations concerning the Company's financial position, future liquidity and other financial results;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness and automation initiatives;
•Expectations regarding capital expenditures and timing thereof; and
•Expectations concerning the Company's performance during the first quarter of fiscal year 2026 and full-year fiscal 2026, including with respect to revenue, adjusted gross margin, selling, general and administrative expenses, adjusted EBITDA Free Cash Flow, and cash from operations before working capital changes.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the Board, consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including the amendment of the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as LP or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's IT system; ongoing expansions to the Company's ERP system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities legislation. Financial outlook involves statements about the Company's prospective financial performance and financial position that are based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's expectations regarding a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nano-emulsion technology in ingestible formats, and receipt of the EU-GMP certification. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand managements's current expectations and plans for the future as of the date hereof. The actual results of the Company's operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    25

financial outlook may not be appropriate for other purposes, or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (i.e. non-IFRS measures). As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other LPs and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these non-IFRS measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These non-IFRS measures include, but are not limited to, the following:
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions and impairment of inventories and biological assets; and (v) provisions to net realizable value. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc (as defined herein) expected credit losses. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

During the second quarter of Fiscal 2024, management changed the calculation of adjusted EBITDA and has conformed prior quarters accordingly to include provision for expected credit losses.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•Free Cash Flow provided by (used in) operating activities is calculated as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Free Cash Flow is reconciled to the most directly comparable IFRS financial measure in the "Balance Sheet, Liquidity and Capital Resources" section of this MD&A.

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Free Cash Flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. The most directly comparable measure to Free Cash Flow calculated in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

Non-IFRS measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ORGANIGRAM
GLOBAL

organigram.ca /// @organigram_global